Mail Stop 6010

February 8, 2007

Victor Gura, M.D.
Chief Executive Officer and
Chief Financial Officer
National Quality Care, Inc.
9033 Wilshire Boulevard, Suite 105
Beverly Hills, CA 90211

> **Re:** **National Quality Care, Inc.**
> **Item 4.01 Form 8-K**
> **Filed February 8, 2007**
> **File No. 000-19031**

Dear Mr. Gura:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.01

1. Please amend your filing to state whether the principal accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles as required by Item 304(a)(1)(ii) of Regulation S-B.

2. Please amend your filing to state whether the decision to change accountants was recommended or approved by the audit committee of the board of directors, if the issuer has such a committee; or the board of directors, if the issuer has no such committee as required by Item 304(a)(1)(iii) of Regulation S-B.

3. Please amend your filing and state whether during the registrant's two most recent fiscal years and any subsequent interim period preceding the change in accountants, there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report. Please refer to Item 304(a)(1)(iv) of Regulation S-B.

4. Please file as Exhibit 16 a letter from your former accountant, indicating whether or not they agree with your revised disclosures in your amended Form 8-K as required by Item 304(a)(3) of Regulation S-B. Additionally, please ensure that your former accountant addresses National Quality Care, Inc. in its letter.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    If you have any questions, please call me at (202) 551-3665.

        Sincerely,

        J. Todd Sherman
        Staff Accountant